Exhibit 99.3

Limited Review Report

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.

We have reviewed the accompanying statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited Group comprising Dr. Reddy’s Laboratories Limited (‘the Company’) and its subsidiaries (together, ‘the Group’), and joint ventures, for the quarter ended December 31, 2016 and year to date from April 01, 2016 to December 31, 2016 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. This Statement is the responsibility of the Company’s management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.

We did not review revenues of Rs. 7,119 million and Rs. 20,821 million for the quarter and year to date period ended December 31, 2016 respectively, included in the accompanying unaudited consolidated financial results relating to subsidiaries, whose financial information have been reviewed by the other auditors and whose reports have been furnished to us. The above revenues are before giving effect to any consolidation adjustments. Our conclusion on the unaudited quarterly financial results, in so far as it relates to such subsidiaries is based solely on the reports of the other auditors.

These subsidiaries are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’s Management has converted the financial statements of such subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Company’s Management. Our review conclusion in so far as it relates to the balances and affairs of such subsidiaries located outside India is based on the reports of other auditors and the conversion adjustments prepared by the Management of the Company and reviewed by us.

4.

Based on our review conducted as above and on consideration of reports of other auditors on the unaudited separate quarterly financial results and on the other financial information of the components, nothing has come to our attention that causes us to believe that the accompanying Statement of unaudited consolidated financial results prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.

The accompanying consolidated financial results and other financial information for the three and nine months ended December 31, 2015, and for the year ended March 31, 2016, have been reviewed by other auditors, who issued an unmodified review report on those statements.

For S.R. BATLIBOI & ASSOCIATES LLP

ICAI Firm registration number: 101049W/E300004

Chartered Accountants

per Kaustav Ghose

Partner

Membership No.: 57828

Place: Hyderabad

Date: February 04, 2017

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER & NINE MONTHS ENDED 31 DECEMBER 2016

All amounts in Indian Rupees millions, except share data and where otherwise stated

Sl. No.	Particulars	Quarter ended						Nine Months ended				Year Ended
		31.12.2016		30.09.2016		31.12.2015		31.12.2016		31.12.2015		31.03.2016
		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
1	Income from operations
	a) Net sales / income from operations (inclusive of excise duty)	36,534		35,287		39,100		103,678		115,524		152,475
	b) License fees and service income	531		570		580		1,589		1,623		2,233
	c) Other operating income	167		306		117		575		586		975
	Total income from operations (inclusive of excise duty)	37,232		36,163		39,797		105,842		117,733		155,683
2	Expenses
	a) Cost of materials consumed	5,369		5,837		6,633		17,281		20,678		26,799
	b) Purchase of traded goods	3,496		3,223		3,072		10,001		9,158		11,743
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(706)		(386)		98		(2,885)		(1,900)		(957)
	d) Employee benefits expense	8,146		8,161		7,893		24,357		23,265		31,174
	e) Selling expenses	3,145		3,549		3,002		9,962		9,126		11,811
	f) Depreciation and amortisation	2,665		2,622		2,354		7,723		6,622		9,389
	g) Other expenditure	9,137		9,509		9,259		28,309		26,370		39,260
	Total expenses	31,252		32,515		32,311		94,748		93,319		129,219
3	Profit before other income and finance costs (1 - 2)	5,980		3,648		7,486		11,094		24,414		26,464
4	Other income	403		438		618		1,510		2,100		2,950
5	Profit before finance costs (3 + 4)	6,383		4,086		8,104		12,604		26,514		29,414
6	Finance costs	164		126		160		438		656		826
7	Profit before tax (5 - 6)	6,219		3,960		7,944		12,166		25,858		28,588
8	Tax expense	1,385		956		2,151		2,867		5,948		7,511
9	Net profit for the period / year (7 - 8)	4,834		3,004		5,793		9,299		19,910		21,077
10	Share of profit of equity accounted investees, net of tax	89		85		64		247		170		229
11	Net Profit after taxes and share of profit of associates (9 + 10)	4,923		3,089		5,857		9,546		20,080		21,306
12	Other comprehensive income	1,194		1,646		1,215		2,987		1,038		(370)
13	Total comprehensive income	6,117		4,735		7,072		12,533		21,118		20,936
14	Paid-up equity share capital (face value Rs. 5/- each)	829		829		853		829		853		853
15	Reserves											124,845
16	Earnings per equity share (face value Rs. 5/- each)
	- Basic	29.72		18.64		34.34		57.18		117.75		124.93
	- Diluted	29.65		18.59		34.25		57.04		117.38		124.54
		(Not annualised	)	(Not annualised	)	(Not annualised	)	(Not annualised	)	(Not annualised	)

See accompanying notes to the financial results

DR. REDDY’S LABORATORIES LIMITED

Segment Information

All amounts in Indian Rupees millions, except share data and where otherwise stated

Sl. No.	Particulars	Quarter ended			Nine Months ended		Year ended
		31.12.2016	30.09.2016	31.12.2015	31.12.2016	31.12.2015	31.03.2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Segment wise revenue and results:
1	Segment revenue (inclusive of excise duty):
	a) Pharmaceutical Services and Active Ingredients	6,997	7,538	9,127	20,863	20,923	28,437
	b) Global Generics	30,714	29,193	30,879	86,567	97,429	128,330
	c) Proprietary Products	603	588	653	1,814	2,014	2,659
	d) Others	435	498	390	1,331	1,321	1,704
	Total	38,749	37,817	41,049	110,575	121,687	161,130
	Less: Inter segment revenue	1,517	1,654	1,252	4,733	3,954	5,447
	Add: Other unallocable income	—	—	—	—	—	—
	Total income from operations	37,232	36,163	39,797	105,842	117,733	155,683
2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,537	1,278	894	3,954	3,768	4,954
	b) Global Generics	19,649	18,067	22,017	54,055	64,992	84,427
	c) Proprietary Products	509	507	545	1,541	1,684	2,217
	d) Others	210	252	142	645	586	706
	Total	21,905	20,104	23,598	60,195	71,030	92,304
	Less: Other un-allocable expenditure / (income), net	15,686	16,144	15,654	48,029	45,172	63,716
	Total profit before tax	6,219	3,960	7,944	12,166	25,858	28,588

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1.

The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2.	Reconciliation between financial results under Previous GAAP and Ind AS for the quarter and nine months ended 31 December 2015

Particulars	Quarter ended 31.12.2015	Nine months ended 31.12.2015
Net profit under previous GAAP	6,703	19,158
Impact on account of measuring investments at fair value through profit and loss	224	762
Recognition of intangible assets not eligible for recognition under Previous GAAP	250	859
Reversal of goodwill amortised under Previous GAAP	98	296
Difference in measurement of employee share based payments	(18)	(10)
Impact on current and deferred taxes	(1,334)	(896)
Others	(66)	(89)

Net profit under Ind AS	5,857	20,080

3.

Other expenditure includes an amount of Rs. 637 million, Rs. 776 million and Rs. 4,621 million for the quarter and nine months ended 31 December 2015 and year ended 31 March 2016 respectively, on account of currency devaluation and translation of monetary assets and liabilities using SIMADI / DICOM rate pertaining to the Company’s Venezuelan subsidiary.

4.

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously and will continue to work diligently to address the observations identified in the warning letter and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter. Further, the Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA scheduled reinspection of the aforementioned manufacturing facilities in February and March 2017.

5.

On 26 September 2016, the Bombay High court dismissed the writ petition filed by the Indian Pharmaceutical Alliance in July 2014 contending the validity of certain notifications issued in July 2014 by the National Pharmaceutical Pricing Authority. Consequently, during the quarter ended 30 September 2016, an amount of Rs. 344 million was recorded as a potential liability including the interest thereon. The aforesaid amount was included under “selling expenses”.

6.	The unaudited results have been reviewed by the Audit Committee of the Board on 3 February 2017 and approved by the Board of Directors of the Company at their meeting held on 4 February 2017.

7.	The results for the quarter and nine months ended 31 December 2015 and the year ended 31 March 2016 have been reviewed by other auditors. An unmodified report has been issued by them thereon.

8.

The results for the quarter and nine months ended 31 December 2016 periods presented have been subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 4 February 2017	Co-Chairman & Chief Executive Officer